EXTERNAL ENVIRONMENT Matthew Marsh 24 September 2014 Exhibit 99.1

DISCLAIMER

This Management Presentation contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
• statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
• expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
• expectations concerning the costs associated with the significant capital expenditure projects at any of the company’s plants and future plans with respect to any such projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
• statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;
• expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
• statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
• statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,”
“objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in
Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 26 June 2014, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and any potential tax benefits related thereto; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with
Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligation to update any forward-looking statements or information except as required by law.

AGENDA • U.S. Economic Indicators • Housing Market Overview • Market Opportunity for James Hardie 4

U.S. ECONOMIC INDICTORS IMPROVING 5

Consumer Confidence Index
160
140
120
100
80
60
40
20
0
67
72
77
82
87
92
97
02
07
12

JamesHardie

Consumer Confidence Index
160
140
120
100
80
60
40
20
0
67
72
77
82
87
92
97
02
07
12

JamesHardie

GDP AND CONSUMER CONFIDENCE
Source: Conference Board, Morgan Stanley Research.
Note: Gray shading denotes period of recession as determined by the NBER
Source: Bureau of Economic Analysis, Morgan Stanley Research.
Note: Gray shading denotes periods of recession as determined by the NBER
• U.S. in recovery from global financial crisis … GDP growing albeit at modest levels
• After plummeting to a historic low of 25.3 in February 2009, consumer confidence surpassed 80 in March 2014.  A level around 80 has been the average measure of confidence during past recoveries
U.S. GDP Consumer Confidence

-4%
-2%
0%
2%
4%
6%
8%
10%
51 56 60 64 68 72 76 81 85 89 93 97 01 06 10 14

Housing Affordability Index and Average Mortgage Rate
220
200
180
160
140
120
100
7
6
5
4
3
2
1
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
NAR Affordability Index (Left Scale)
Average mortgage Interest Rate (Right Scale, Percent)

Percent of Balance 90+ Days Delinquent by Type of Loan
14%
12%
10%
8%
6%
4%
2%
0%
04
05
06
07
08
09
10
11
12
13
14
Credit Card
Mortgage
Total

JamesHardie

Housing Affordability Index and Average Mortgage Rate
220
200
180
160
140
120
100
7
6
5
4
3
2
1
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
NAR Affordability Index (Left Scale)
Average mortgage Interest Rate (Right Scale, Percent)

Percent of Balance 90+ Days Delinquent by Type of Loan
14%
12%
10%
8%
6%
4%
2%
0%
04
05
06
07
08
09
10
11
12
13
14
Credit Card
Mortgage
Total

JamesHardie

US CONSUMER CREDIT IS STRENGTHENING
Source: Federal Reserve Board, Morgan Stanley Research. Note: The financial obligations ratio (FO R) includes auto lease payments, consumer debt payments, rental payments on tenant-occupied property, payments on mortgage debt, homeowners’ insurance and property tax payments.
• Ownership affordability drivers are becoming more favorable
• Mortgage interest rates remain at historical lows
• Household leverage is sustainable, and credit conditions and lower delinquency rates indicate the cycle peak in not near
Home Affordability & Interest Rates 90+ Day Delinquencies
Sources: JCHS Tabulations of Freddie Mac. Primary Mortgage Market
Survey; National Association of Realtors®, Housing Affordability Index

($bn)
Household Balance Sheet
16000
14000
12000
10000
8000
6000
4000
2000
0
Home mortgages
Nonrevolving credit
Revolving credit
82
86
90
94
98
02
06
10
14

Effective Yield on All Outstanding Mortgages vs 30-Year Fixed-Rate Mortgage Rate
12%
10%
8%
6%
4%
2%
0%
30-year FRM Rate
Effective Yield
3.9%
90
94
98
02
06
10
14

JamesHardie

($bn)
Household Balance Sheet
16000
14000
12000
10000
8000
6000
4000
2000
0
Home mortgages
Nonrevolving credit
Revolving credit
82
86
90
94
98
02
06
10
14

Effective Yield on All Outstanding Mortgages vs 30-Year Fixed-Rate Mortgage Rate
12%
10%
8%
6%
4%
2%
0%
30-year FRM Rate
Effective Yield
3.9%
90
94
98
02
06
10
14

JamesHardie

US CONSUMER BALANCE SHEETS ARE HEALTHIER
Source: Bureau of Economic Analysis
Source: US Federal Reserve
• Roughly 75% of the household balance sheet is in mortgages…
• … and 30-year fixed-rate mortgage rate at historical lows – meaning the bulk of average household’s balance sheet is locked in at an extremely low fixed rate
• This should help US households remain nimble as market conditions tighten
Household Balance Sheet Yield on All Mortgages vs. 30-Year Fixed

HOUSING MARKET OVERVIEW 9

200
175
150
125
100
75
50
25
0
1987
1992
1997
2002
2007
2012

8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,400
1,200
1,000
800
600
400
200
0
1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Existing Homes ('000s) (Left Scale)
New Homes ('000s) (Right Scale)

JamesHardie

200
175
150
125
100
75
50
25
0
1987
1992
1997
2002
2007
2012

8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,400
1,200
1,000
800
600
400
200
0
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Existing Homes ('000s) (Left Scale)
New Homes ('000s) (Right Scale)

HOME PRICES AND INVENTORIES
Home prices have stabilized and are
beginning to rise slowly…
…while inventories of new and existing
homes are near historic lows
Source: National Association of Realtors
Source: McGraw Hill Financial
Existing & New Home Inventories
S&P/Case-Schiller U.S. National Home Price Index

30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
New Construction Addressable Starts YoY Growth
R&R Projects YoY Growth

JamesHardie

30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
New Construction Addressable Starts YoY Growth
R&R Projects YoY Growth

JamesHardie

INDICATORS SUGGEST MARKET IS IN RECOVERY
Single-family new construction and multifamily starts growing at a faster rate than the repair and remodel segment
Sources: Dodge New Construction Forecast and James Hardie Internal Management Estimates

2015 Forecasted New Construction Starts ('000s)
1,500
1,400
1,300
1,200
1,100
1,000
900
800
Dodge
Fannie Mae
Freddie Mac
NAHB

2016 Forecasted New Construction Starts ('000s)
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
Dodge
NAHB

JamesHardie

2015 Forecasted New Construction Starts ('000s)
1,500
1,400
1,300
1,200
1,100
1,000
900
800
Dodge
Fannie Mae
Freddie Mac
NAHB

2016 Forecasted New Construction Starts ('000s)
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
Dodge
NAHB

JamesHardie

NEW CONSTRUCTION STARTS HEADING BACK
TOWARDS ~1.5 MILLION STARTS PER YEAR
• Variation in forecasting starts between different organization exists
• New starts growth forecast 2015 range: 20% and 33%
• New starts growth forecast for 2016 range: 15% and 16%

Household formation vs Housing Starts
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Household formation
Housing Starts
Market Realist
Source: Census Bureau

Homeownership Rate
70%
69%
68%
67%
66%
65%
64%
63%
62%
61%
60%
59%
Mar-65
Mar-71
Mar-77
Mar-83
Mar-89
Mar-95
Mar-01
Mar-07
Mar-13
Market Realist

JamesHardie

Household formation vs Housing Starts
Household formation
Housing Starts
Market Realist
Source: Census Bureau

Homeownership Rate
70%
69%
68%
67%
66%
65%
64%
63%
62%
61%
60%
59%
Mar-65
Mar-71
Mar-77
Mar-83
Mar-89
Mar-95
Mar-01
Mar-07
Mar-13
Market Realist

JamesHardie

• Low household formation numbers
over the past five years will drive
homebuilder demand going forward
• First-time homebuyers in a difficult
position – student debt, job market, etc.
• Tougher credit qualification requirements
Formations vs. Starts Homeownership Rate
UNDERLYING DEMAND FOR NEW HOUSES
LIKELY TO DRIVE NEW CONSTRUCTION STARTS

% of all 18-34 years olds living with their parents
%
32
31
30
29
28
27
26
25
24
1983 1986 1989 1992 1995 1998 2001 2004 2007 2010 2013
Source: Census, DB Global Markets Research
Deutsche Bank Research
June 2014
20
BUSINESS INSIDER

Ratio
Number of people 16 and older per household
Ratio
2.325
2.275
2.225
2.175
2.125
2.075
2.025
55 60 65 70 75 80 85 90 95 00 05 10
Source: Census, BLS, Haver Analytics, DB Global Markets Research
BUSINESS INSIDER

JamesHardie

% of all 18-34 years olds living with their parents
%
32
31
30
29
28
27
26
25
24
1983 1986 1989 1992 1995 1998 2001 2004 2007 2010 2013
Deutsche Bank Research
June 2014
20
BUSINESS INSIDER

Ratio
Number of people 16 and older per household
Ratio
2.325
2.275
2.225
2.175
2.125
2.075
2.025
55 60 65 70 75 80 85 90 95 00 05 10
Source: Census, BLS, Haver Analytics, DB Global Markets Research
BUSINESS INSIDER

JamesHardie

PENT UP DEMAND FOR HOUSING
% of 18-34 year olds living at home Number of people 16 and older per household
• Pent-up demand for housing
• Almost 1/3 of 18-34 year olds now
living with their parents
• If the number of people per household
returns to the 2000-2003 level it would add
up to more than 4 million new households
Source: Housing Trends: Increase Demand by Jay Taylor, Wyatt Investment Research and Deutsche Bank Research

2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
80%
60%
40%
20%
0%
-20%
-40%
-60%
1959 1960 1961 1962 1963 19641 1965 1966 1967 1968 1969 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Housing Permits
YoY Growth
Average Permits

JamesHardie

2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
80%
60%
40%
20%
0%
-20%
-40%
-60%
1959 1960 1961 1962 1963 19641 1965 1966 1967 1968 1969 1970 1971 1972 1973 1974 1975 1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Housing Permits
YoY Growth
Average Permits

JamesHardie

UNDERLYING SUPPLY FOR NEW HOUSES
LIKELY TO DRIVE NEW CONSTRUCTION STARTS
• Average number of starts since 1959 has been ~1.5M starts per year
• 2013 starts aligned with previous “trough” years
• Current starts still has room to expand over the next several years

Jan-68
Mar-69
May-70
Jul-71
Sep-72
Nov-73
Jan-75
Mar-76
May-77
Jul-78
Sep-79
Nov-80
Jan-82
Mar-83
May-84
Jul-85
Sep-86
Nov-87
Jan-89
Mar-90
May-91
Jul-92
Sep-93
Nov-94
Jan-96
Mar-97
May-98
Jul-99
Sep-00
Nov-01
Jan-03
Mar-04
May-05
Jul-06
Sep-07
Nov-08
Jan-10
Mar-11
May-12
Jul-13

JamesHardie

Jan-68
Mar-69
May-70
Jul-71
Sep-72
Nov-73
Jan-75
Mar-76
May-77
Jul-78
Sep-79
Nov-80
Jan-82
Mar-83
May-84
Jul-85
Sep-86
Nov-87
Jan-89
Mar-90
May-91
Jul-92
Sep-93
Nov-94
Jan-96
Mar-97
May-98
Jul-99
Sep-00
Nov-01
Jan-03
Mar-04
May-05
Jul-06
Sep-07
Nov-08
Jan-10
Mar-11
May-12
Jul-13

EXISTING HOME SALES REMAIN
ABOVE NORMAL LEVELS
Source: Commerce Department, National Association of Realtors, Metrostudy Analysis

0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
SF Home Sales, 1968-April 2014 (SAAR Thousands)
SF New Home Sales SF Existing Home Sales
45 year average
4.18 million
3.875 million
sans 2002-2006

Apr-68
Apr-70
Apr-72
Apr-74
Apr-76
Apr-78
Apr-80
Apr-82
Apr-84
Apr-86
Apr-88
Apr-90
Apr-92
Apr-94
Apr-96
Apr-98
Apr-00
Apr-02
Apr-04
Apr-06
Apr-08
Apr-10
Apr-12
Apr-14

JamesHardie

Apr-68
Apr-70
Apr-72
Apr-74
Apr-76
Apr-78
Apr-80
Apr-82
Apr-84
Apr-86
Apr-88
Apr-90
Apr-92
Apr-94
Apr-96
Apr-98
Apr-00
Apr-02
Apr-04
Apr-06
Apr-08
Apr-10
Apr-12
Apr-14

JamesHardie

WHILE HOME SALES ARE AT HIGH LEVELS, NEW
HOME SALES HAVE LOST SHARE
Source: Commerce Department, National Association of Realtors, Metrostudy Analysis

0%
5%
10%
15%
20%
25%
30%
45 year average
17% (1/6)
New Home Share of Total SF Home Sales

Months' Supply
Existing SF Months' Supply
Apr-82
Apr-84
Apr-86
Apr-88
Apr-90
Apr-92
Apr-94
Apr-96
Apr-98
Apr-00
Apr-02
Apr-04
Apr-06
Apr-08
Apr-10
Apr-12
Apr-14

JamesHardie

Months' Supply
Existing SF Months' Supply
Apr-82
Apr-84
Apr-86
Apr-88
Apr-90
Apr-92
Apr-94
Apr-96
Apr-98
Apr-00
Apr-02
Apr-04
Apr-06
Apr-08
Apr-10
Apr-12
Apr-14

JamesHardie

SUPPLIES REMAIN BELOW NORMAL
Source: Commerce Department, National Association of Realtors, Metrostudy Analysis

0.0
2.0
4.0
6.0
8.0
10.0
12.0
14.0
16.0
New and Existing SF Months' Supply, 1982-April 2014
New Home Months' Supply Existing SF Months' Supply
30 Yr Ave 7.2
50 Yr Ave 6.1

1,700,000
1,650,000
1,600,000
1,550,000
1,500,000
1,450,000
1,400,000
1,350,000
1,300,000
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
-10.0%
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
US R&R Siding Projects (Left Side)
YoY Growth (Right Side)

JamesHardie

1,700,000
1,650,000
1,600,000
1,550,000
1,500,000
1,450,000
1,400,000
1,350,000
1,300,000
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
-10.0%
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
US R&R Siding Projects (Left Side)
YoY Growth (Right Side)

JamesHardie

REPAIR & REMODEL COMPARED TO NEW
CONSTRUCTION IS LESS VOLATILE, AND GROWING
Repair & Remodel Market
• Repair & Remodel market is less volatile and currently as big as new construction
• Year-over-Year growth ranges from -8% to +8%
• Forecasted to grow 3% in 2015 and 3+% in the medium-term
Sources: James Hardie Internal Management Estimates.

MARKET OPPORTUNITY 20

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Other
Stucco
Masonry
Wood
Vinyl
Fiber Competitors
James Hardie
Fiber Cement Share: 17%

Wood
Vinyl
James Hardie
Fiber Competitors

JamesHardie

100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Other
Stucco
Masonry
Wood
Vinyl
Fiber Competitors
James Hardie
Fiber Cement Share: 17%

Wood
Vinyl
James Hardie
Fiber Competitors

JamesHardie

NORTH AMERICA MARKET OVERVIEW
North America Market Share by Product
• JHX wins ~90% of the fiber cement category, while fiber cement used in ~17% of the total market
• Current estimate is wood-look siding (Wood, Vinyl and Fiber
Cement) is 60-65% of total market.
North America Wood-Look Market Size
Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence
Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence
4.7BSF
Fiber Cement Share 25%

Wood-Look as % of Market
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
68%
69%
65%
66%
66%
71%
69%
70%
71%
64%
63%
FY 04
FY 05
FY 06
FY 07
FY 08
FY 09
FY 10
FY 11
FY 12
FY 13
FY 14
Wood-Look as % of Market
Average FY04-FY14

JamesHardie

Wood-Look as % of Market
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
68%
69%
65%
66%
66%
71%
69%
70%
71%
64%
63%
FY 04
FY 05
FY 06
FY 07
FY 08
FY 09
FY 10
FY 11
FY 12
FY 13
FY 14
Wood-Look as % of Market
Average FY04-FY14

JamesHardie

WOOD-LOOK SHARE OF TOTAL MARKET
Wood-look products continue to maintain ~ 2/3rds of the of the wall against stone, stucco, and brick
Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence

100%
80%
60%
40%
20%
0%
Product Usage %
12%
3%
10%
9%
19%
47%
7%
11%
20%
25%
20%
16%
6%
42%
6%
18%
25%
2%
Other
Stucco
Brick/Stone
Fiber Cement
Wood
Vinyl
Northeast Midwest
SouthEast SouthCentral
SouthWest PNW
75%
62%
46%

JamesHardie

100%
80%
60%
40%
20%
0%
Product Usage %
12%
3%
10%
9%
19%
47%
7%
11%
20%
25%
20%
16%
6%
42%
6%
18%
25%
2%
Other
Stucco
Brick/Stone
Fiber Cement
Wood
Vinyl
Northeast Midwest
SouthEast SouthCentral
SouthWest PNW
75%
62%
46%

JamesHardie

WOOD-LOOK SIDING SHARE
Growth opportunity varies by region, vinyl & wood in the north, wood and competitive cement in the south and west
Internal estimates based on NAHB product usage data adjusted for regional market intelligence

Vinyl Share
45%
40%
35%
30%
25%
20%
FY 04
FY 05
FY 06
FY 07
FY 08
FY 09
FY 10
FY 11
FY 12
FY 13
FY 14

Vinyl vs Starts
(Growth over prior Qtr)
Growth vs. Prior Qtr
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
Q1 FY 12
Q2 FY 12
Q3 FY 12
Q4 FY 12
Q1 FY 13
Q2 FY 13
Q3 FY 13
Q4 FY 13
Q1 FY 14
Vinyl
Non-MF Starts

JamesHardie

Vinyl Share
45%
40%
35%
30%
25%
20%
FY 04
FY 05
FY 06
FY 07
FY 08
FY 09
FY 10
FY 11
FY 12
FY 13
FY 14

Vinyl vs Starts
(Growth over prior Qtr)
Growth vs. Prior Qtr
8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
-6.0%
-8.0%
Q1 FY 12
Q2 FY 12
Q3 FY 12
Q4 FY 12
Q1 FY 13
Q2 FY 13
Q3 FY 13
Q4 FY 13
Q1 FY 14
Vinyl
Non-MF Starts

JamesHardie

VINYL CONTINUES TO UNDERPERFORM
Vinyl’s Weaker Market Position Vinyl Under Performing vs. Starts
Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence

COMPETITIVE FIBER CEMENT
Competitive Fiber Cement competitors appear to be optimizing their businesses instead of ramping up idle capacity
Nichiha
• Announced restricted shipping radius to local market
• Performance concerns in harsh climates; High reject rate
Allura
• Elementia Corp, parent company of PlyCem and MaxiTile,
acquired from CertainTeed (St. Gobain) in 2014
• Terre Haute location remains idled

• U.S. economic indicators improving .. Broader economy in recovery
• Recovering housing market
• New construction growth below historic levels … pent up demand and below normal supplies should support new construction starts heading towards
1.5M
• Wood look siding is greater than ~2/3 of the cladding opportunity in the US
• Vinyl share declining as the US housing recovery take place
• Engineered wood has taken some share in the downturn and presents itself as a competitive threat in markets susceptible to a wood based product
• James Hardie is well positioned by segment to deliver on our product leadership strategy driving growth towards 35/90

SUMMARY

QUESTIONS